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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                        CASA MUNRAS HOTEL PARTNERS, L.P.
                                (Name of Issuer)

                            Limited Partnership Units
                         (Title of class of securities)

                                      None
                                 (CUSIP number)
                                 Ronald A. Young
                       8885 Rio San Diego Drive, Suite 220
                           San Diego, California 92108
                                 (619) 297-4040

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  April 1, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 2 of 5

 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Ronald A. Young

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    PF

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America



  NUMBER OF     7 SOLE VOTING POWER
   SHARES           546
BENEFICIALLY
  OWNED BY      8 SHARED VOTING POWER
   EACH
 REPORTING      9 SOLE DISPOSITIVE POWER
PERSON WITH         546

               10 SHARED DISPOSITIVE POWER

               11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    546

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

     Excludes 5 Limited Partnership Units owned by Maxine Young, the Reporting Person's spouse, as to which the Reporting Person disclaims beneficial ownership.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    12.3%

14  TYPE OF REPORTING PERSON
       IN
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 3 of 5


ITEM 1.  SECURITY AND ISSUER

         Limited Partnership Units

         Casa Munras Hotel Partners, L.P.
         8885 Rio San Diego Drive, Suite 220
         San Diego, California  92108


ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Ronald A. Young

         (b)      8885 Rio San Diego Drive, Suite 220
                  San Diego, California  92108

         (c) Ronald A. Young is a Managing Member and a 50% owner of Casa Munras GP, LLC, a limited liability company and General Partner of the Issuer. In addition, Mr. Young is the President and Chief Executive Officer and the sole shareholder of Westland Hotel Corporation, which manages the Casa Munras Hotel owned by the Issuer and other hotel properties. The business address of each of these entities is 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108.

         (d)      None.

         (e)      None.

         (f)      United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal Funds.


ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has acquired securities for investment and to provide liquidity to Limited Partners of the Issuer who seek sale of their Limited Partnership Units on an unsolicited or privately negotiated basis. Although the Reporting Person does not have a specific intent to cause a termination of registration of the Limited Partnership Units pursuant
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 4 of 5


         to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"), it is possible that the Issuer could become eligible for such termination in the future, or that the General Partner of the Issuer, of which the Reporting Person is a manager, could make a tender offer of Limited Partnership Units pursuant to the requirements of the Act that would result in the Issuer going private.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Person beneficially owned in the aggregate 546 Limited Partnership Units in the Issuer constituting 12.3% of the outstanding Limited Partnership Units.

         (b) These Limited Partnership Units are held directly by the Reporting Person, and the Reporting Person has sole voting and dispositive power.

         (c) None.

         (d) None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Casa Munras GP, LLC, of which the Reporting Person is a Managing Member and a 50% owner, is entitled to a 1% interest in the equity, profits and losses of the Issuer pursuant to the Issuer's Limited Partnership Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No Exhibits are required to be filed.
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 5 of 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2003



   /s/ RONALD A. YOUNG
-------------------------------------
       Ronald A. Young